Exhibit 14.1
                              Innova Holdings, Inc.
                      Finance Code of Professional Conduct


Innova Finance's mission includes promotion of professional conduct in the practice of financial management worldwide. Innova's Chief Executive Officer
(CEO), Chief Financial Officer (CFO), Corporate Controller and other employees of the finance organization hold an important and elevated role in corporate governance in that they are uniquely capable and empowered to ensure that all stakeholders' interests are appropriately balanced, protected and preserved. This Finance Code of Professional Conduct embodies principles to which we are expected to adhere and advocate. These tenets for ethical business conduct encompass rules regarding both individual and peer responsibilities, as well as responsibilities to Innova's employees, the public and other stakeholders. The CEO, CFO and Finance organization employees are expected to abide by this Code as well as all applicable Innova business conduct standards and policies. Any violations of the Innova Finance Code of Professional Conduct may result in disciplinary action, up to and including termination of employment.

All employees covered by this Finance Code of Professional Conduct will:

o Act with honesty and integrity, avoiding actual or apparent conflicts of interest in their personal and professional relationships.

o Provide stakeholders with information that is accurate, complete, objective, fair, relevant, timely and understandable, including in our filings with and other submissions to the U.S. Securities and Exchange Commission.

o Comply with rules and regulations of federal, state, and local governments, and other appropriate private and public regulatory agencies.

o Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.

o Respect the confidentiality of information acquired in the course of one's work except when authorized or otherwise legally obligated to disclose.

o Not use o confidential information acquired in the course of one's work for personal advantage.

o Share knowledge and maintain professional skills important and relevant to stakeholder's needs.

o Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community.

o Achieve responsible use, control, and stewardship over all Innova's assets and resources that are employed or entrusted to us.

o Not unduly or fraudulently influence, coerce, manipulate, or mislead any authorized audit or interfere with any auditor engaged in the performance of an internal or independent audit of Innova's financial statements or accounting books and records.

If you are aware of any suspected or known violations of this Code of Professional Conduct or other Innova policies or guidelines, you have a duty to promptly report such concerns either to your manager, another responsible member of management, the CFO, the CEO or a member of the Board of Directors Innova will handle all inquiries discretely and make every effort to maintain, within the limits allowed by law, the confidentiality of anyone requesting guidance or reporting questionable behavior and/or a compliance concern.

It is Innova's intention that this Code of Professional Conduct be its written code of ethics under Section 406 of the Sarbanes-Oxley Act of 2002 complying with the standards set forth in Securities and Exchange Commission Regulation S-K Item 406.